FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of October 2025

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Earnings Report (Kessan Tanshin) for the Six-month Period Ended September 30, 2025
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 30, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Earnings Report (Kessan Tanshin) for the Six-month Period Ended September 30, 2025 (IFRS, Consolidated)
October 30, 2025

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Sapporo, Fukuoka
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2111	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance

Scheduled date of semi-annual securities report submission: October 30, 2025
Scheduled date of dividend payment commencement: December 1, 2025
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Six-month Period Ended September 30, 2025 (April 1 to September 30, 2025)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Six-month Period Ended September 30, 2025	2,219,481	(6.9)	253,561	(27.7)	178,804	(30.1)	112,550	(39.9)
Six-month Period Ended September 30, 2024	2,384,028	13.4	350,576	194.0	255,976	555.5	187,406	352.3

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Six-month Period Ended September 30, 2025	112,441	(40.0)	365,385	-	71.57		70.45
Six-month Period Ended September 30, 2024	187,294	352.8	(239,979)	-	118.85		117.11

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Six-month Period Ended September 30, 2025	639.2	(11.2)	279
Six-month Period Ended September 30, 2024	719.9	22.3	310

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of September 30, 2025	14,470,300	7,131,690	7,130,697	49.3	4,514.26
As of March 31, 2025	14,248,344	6,935,979	6,935,084	48.7	4,407.01

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2025	—	98.00	—	98.00	196.00
For the Fiscal Year Ending March 31, 2026	—	100.00
For the Fiscal Year Ending March 31, 2026 (Projection)			—	100.00	200.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2026 (April 1, 2025 to March 31, 2026)

	(Percentage figures represent changes from the previous fiscal year)
	Revenue		Operating profit		Profit before taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2026	4,500,000	(1.8)	400,000	16.8	243,000	38.8	153,000	41.8	97.14
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2026	4,500,000	(1.7)	1,130,000	(2.8)	479
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

The definition of Core financial measures is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2026 (April 1, 2025 to March 31, 2026)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2026 (FY2025) has been revised from the management guidance announced on May 8, 2025.

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2026	Broadly Flat	Low-single-digit % decline	Low-single-digit % decline

The definition of Constant Exchange Rate change is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Significant changes in the scope of consolidation during the period	: No

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
September 30, 2025	1,590,985,809 shares
March 31, 2025	1,590,949,609 shares

2) Number of shares of treasury stock at period end:
September 30, 2025	11,391,535 shares
March 31, 2025	17,299,963 shares

3) Average number of outstanding shares (for the six-month period ended September 30):
September 30, 2025	1,571,098,080 shares
September 30, 2024	1,575,881,562 shares

▪Earnings report (Kessan Tanshin) is exempt from review conducted by certified public accountants or an audit firm.
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•
All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Six-month Period Ended September 30, 2025 (4) Outlook for the Fiscal Year Ending March 31, 2026" on page 12.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on October 30, 2025, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/quarterly-results/

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
1. Financial Highlights for the Six-month Period Ended September 30, 2025
(1) Business Performance
(i) Consolidated Financial Results (April 1 to September 30, 2025)

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
			JPY Change	% Change	% Change
Revenue	2,384.0	2,219.5	(164.5)	(6.9)%	(3.9)%
Cost of sales	(781.3)	(764.7)	16.5	(2.1)%	0.9%
Selling, general and administrative expenses	(538.3)	(509.4)	28.9	(5.4)%	(2.0)%
Research and development expenses	(344.0)	(305.4)	38.7	(11.2)%	(7.5)%
Amortization and impairment losses on intangible assets associated with products	(305.2)	(336.8)	(31.5)	10.3%	13.5%
Other operating income	13.9	23.5	9.6	68.8%	68.6%
Other operating expenses	(78.5)	(73.1)	5.4	(6.9)%	(4.9)%
Operating profit	350.6	253.6	(97.0)	(27.7)%	(26.0)%
Finance income and (expenses), net	(93.4)	(72.1)	21.2	(22.7)%	(21.6)%
Share of loss of investments accounted for using the equity method	(1.2)	(2.6)	(1.4)	109.7%	85.3%
Profit before tax	256.0	178.8	(77.2)	(30.1)%	(28.1)%
Income tax expenses	(68.6)	(66.3)	2.3	(3.4)%	(6.9)%
Net profit for the period	187.4	112.5	(74.9)	(39.9)%	(35.8)%
Net profit for the period attributable to owners of the Company	187.3	112.4	(74.9)	(40.0)%	(35.9)%
In this section, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.
Revenue
Revenue for the six-month period ended September 30, 2025 was JPY 2,219.5 billion (JPY -164.5 billion and -6.9% AER, -3.9% CER). The decline compared to the same period of the previous fiscal year was primarily attributable to a decrease in revenue in Neuroscience, one of our six key business areas and unfavorable foreign exchange rates. The decrease in Neuroscience was largely attributable to the continued impact from generic erosion of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S. Excluding foreign exchange rates impact, revenue slightly increased in our key business areas of Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), and Oncology, while there was a decline in Vaccines. While certain products faced headwinds due to the impact of the Medicare Part D redesign and 340B program expansion in the U.S., this was offset by stable demand in other regions and for other products. Revenue outside of our six key business areas was JPY 103.1 billion (JPY -23.7 billion and -18.7% AER, -17.5% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
Revenue:			JPY Change	% Change	% Change
Japan	216.4	219.1	2.7	1.2%	1.3%
United States	1,247.6	1,091.9	(155.7)	(12.5)%	(7.9)%
Europe and Canada	533.0	535.2	2.2	0.4%	0.8%
Latin America	132.5	118.5	(14.0)	(10.6)%	(5.4)%
China	90.2	92.7	2.5	2.8%	7.5%
Asia (excluding Japan & China)	49.8	47.8	(2.0)	(4.1)%	(0.5)%
Russia/CIS	43.0	43.2	0.2	0.6%	(2.3)%
Other*	71.6	71.2	(0.4)	(0.6)%	0.7%
Total	2,384.0	2,219.5	(164.5)	(6.9)%	(3.9)%
* Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
Revenue:			JPY Change	% Change	% Change
GI	695.2	692.8	(2.4)	(0.3)%	3.2%
Rare Diseases	388.7	380.5	(8.2)	(2.1)%	0.7%
PDT	535.7	517.4	(18.2)	(3.4)%	0.4%
Oncology	285.0	287.8	2.8	1.0%	3.4%
Vaccines	38.1	31.7	(6.5)	(16.9)%	(16.8)%
Neuroscience	314.6	206.1	(108.4)	(34.5)%	(32.1)%
Other	126.8	103.1	(23.7)	(18.7)%	(17.5)%
Total	2,384.0	2,219.5	(164.5)	(6.9)%	(3.9)%

Year-on-year change in revenue for this six-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 692.8 billion (JPY -2.4 billion and -0.3% AER, +3.2% CER).
Sales of RESOLOR/MOTEGRITY (for chronic idiopathic constipation) were JPY 3.6 billion (JPY -7.6 billion and -67.7% AER, -66.2% CER). The decrease was primarily due to the impact of multiple generic entrants in the U.S. beginning in January 2025.
Sales of DEXILANT (for acid reflux disease) were JPY 16.4 billion (JPY -3.5 billion and -17.4% AER, -12.4% CER). The decrease was primarily due to the impact of multiple generic entrants in Canada, accompanied by unfavorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 71.6 billion (JPY -1.6 billion and -2.2% AER, +2.0% CER). The decrease was primarily due to unfavorable foreign exchange rates, partially offset by the sales increase in the U.S., due to increased demand and expansion activities (pediatric indication label expansion).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 479.2 billion (JPY +6.0 billion and +1.3% AER, +5.1% CER). Sales in the U.S. were JPY 318.9 billion (JPY -7.6 billion and -2.3% AER). The decrease was due to unfavorable foreign exchange rates, and a more competitive landscape, partially offset by growth of the subcutaneous formulation. Sales in Europe and Canada were JPY 120.2 billion (JPY +7.8 billion and +6.9% AER). The increase was primarily due to continued patient gains through an increased use of the subcutaneous formulation.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 68.9 billion (JPY +4.6 billion and +7.2% AER, +8.6% CER). The increase was primarily due to strong demand in Japan and China.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)

Rare Diseases
In Rare Diseases, revenue was JPY 380.5 billion (JPY -8.2 billion and -2.1% AER, +0.7% CER).
Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were JPY 28.8 billion (JPY -5.7 billion and -16.5% AER, -14.2% CER). The decrease was primarily due to competitive pressure in the U.S., accompanied by unfavorable foreign exchange rates.
Sales of ADVATE (for hemophilia A) were JPY 53.6 billion (JPY -5.2 billion and -8.8% AER, -6.2% CER). The decrease was primarily due to competitive pressure in the U.S., accompanied by unfavorable foreign exchange rates.
Sales of ELAPRASE (for Hunter syndrome) were JPY 49.1 billion (JPY -4.1 billion and -7.6% AER, -5.1% CER). The decrease was primarily due to a sales decrease in the Growth and Emerging Markets, accompanied by unfavorable foreign exchange rates.
Sales of REPLAGAL (for Fabry disease) were JPY 38.7 billion (JPY -2.6 billion and -6.3% AER, -5.4% CER). The decrease was primarily due to a sales decrease in Europe as a result of intensified competition.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 22.1 billion (JPY +6.6 billion and +42.6% AER, +47.7% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of TAKHZYRO (for hereditary angioedema) were JPY 113.3 billion (JPY +2.3 billion and +2.0% AER, +5.9% CER). The increase was primarily due to higher demand in the Growth and Emerging Markets, U.S. and Europe, supported by strong patient persistency and prophylactic market growth, partially offset by unfavorable foreign exchange rates.
PDT
In PDT, revenue was JPY 517.4 billion (JPY -18.2 billion and -3.4% AER, +0.4% CER).
Sales of FEIBA (for hemophilia A and B) were JPY 17.4 billion (JPY -6.2 billion and -26.3% AER, -24.1% CER). The decrease was due to a sales decline in the Growth and Emerging Markets and Europe.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 66.1 billion (JPY -4.2 billion and -6.0% AER, -2.4% CER). The decrease was primarily due to a sales decline in the Growth and Emerging Markets, as well as unfavorable foreign exchange rates.
Aggregate sales of immunoglobulin products were JPY 387.1 billion (JPY -4.0 billion and -1.0% AER, +3.1% CER). Excluding foreign exchange rates impact, sales increased due to the growth of subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA). Sales of GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), which is a type of intravenous therapies, decreased primarily due to unfavorable foreign exchange rates. GAMMAGARD LIQUID was impacted by the Medicare Part D redesign and 340B program expansion in the U.S.
Aggregate sales of HEMOFIL (for hemophilia A), IMMUNATE (for hemophilia A), and IMMUNINE (for hemophilia B) were JPY 12.6 billion (JPY -1.9 billion and -13.3% AER, -11.9% CER). The decrease was primarily due to a sales decline in Europe.
Oncology
In Oncology, revenue was JPY 287.8 billion (JPY +2.8 billion and +1.0% AER, +3.4% CER).
Sales of ADCETRIS (for malignant lymphomas) were JPY 74.5 billion (JPY +6.3 billion and +9.2% AER, +11.5% CER). The increase was led by strong demand in the Growth and Emerging Markets.
Sales of FRUZAQLA (for colorectal cancer) were JPY 27.3 billion (JPY +4.2 billion and +18.2% AER, +22.2% CER). The increase was primarily due to the successful launch in Europe, Canada and Japan, as it addressed a need for new treatment options in metastatic colorectal cancer. The increase was partially offset by a sales decrease in the U.S., impacted by the Medicare Part D redesign.
Sales of NINLARO (for multiple myeloma) were JPY 41.4 billion (JPY -6.0 billion and -12.6% AER, -9.6% CER). The decrease was primarily due to intensified competition and decreased demand mainly in the U.S., partially offset by a sales increase in the Growth and Emerging Markets.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 58.6 billion (JPY -1.8 billion and -3.0% AER, -1.9% CER). The decrease was primarily due to a sales decrease in the U.S., Europe and Canada.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
Vaccines
In Vaccines, revenue was JPY 31.7 billion (JPY -6.5 billion and -16.9% AER, -16.8% CER).
Sales of QDENGA (for prevention of dengue) were JPY 21.1 billion (JPY +1.2 billion and +6.0% AER, +6.2% CER). The increase was due to post-launch growth in the Growth and Emerging Markets, driven by higher demand.
Sales of other vaccine products in aggregate decreased primarily due to the reduced supply quantity of COVID-19 vaccine in Japan.
Neuroscience
In Neuroscience, revenue was JPY 206.1 billion (JPY -108.4 billion and -34.5% AER, -32.1% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 106.6 billion (JPY -96.6 billion and -47.6% AER, -45.6% CER). The decrease was due to the continued impact of generic erosion mainly in the U.S.
Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 57.0 billion (JPY -7.2 billion, and -11.2% AER, -7.0% CER). The decrease was primarily due to the Medicare Part D redesign impacts in the U.S., as well as changes in the distribution model of a major customer.
Sales of ADDERALL XR (for ADHD) were JPY 10.6 billion (JPY -6.2 billion and -37.0% AER, -32.9% CER). The decrease was due to an increased penetration by generics in the U.S.
Cost of Sales
Cost of Sales was JPY 764.7 billion (JPY -16.5 billion and -2.1% AER, +0.9% CER). The decrease was primarily due to the decrease in revenue and the appreciation of the Japanese yen, largely offset by higher costs resulting from a change in product mix, mainly reflecting the continued impact of generic erosion, particularly for VYVANSE in the U.S.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 509.4 billion (JPY -28.9 billion and -5.4% AER, -2.0% CER). The decrease was primarily due to the appreciation of the Japanese yen and cost savings under the enterprise-wide efficiency program, which led mainly to reductions in personnel expenses.
Research and Development (R&D) Expenses
R&D Expenses were JPY 305.4 billion (JPY -38.7 billion and -11.2% AER, -7.5% CER). The decrease was mainly due to cost reductions from the termination of certain development programs, the appreciation of the Japanese yen, and cost savings under the enterprise-wide efficiency program. This decrease was partially offset by incremental investments in late-stage pipelines.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 336.8 billion (JPY +31.5 billion and +10.3% AER, +13.5% CER). Amortization Expenses decreased (JPY -16.7 billion) reflecting the appreciation of the Japanese yen and lower amortizable intangible assets. Impairment Losses increased (JPY +48.3 billion) due to the larger impairment charges recorded in the six-month period ended September 30, 2025, compared with those recorded in the six-month period ended September 30, 2024. The impairment charges recognized in the six-month period ended September 30, 2025 primarily include JPY 58.2 billion of impairment charges related to the gamma delta T-cell therapy platform and associated Oncology program, and impairment charges for certain other in-process R&D assets, all of which were recorded following the decision to discontinue the related research and development activities. The impairment charges in the six-month period ended September 30, 2024 include JPY 21.5 billion impairment charge for soticlestat (TAK-935), following the failure of the Phase 3 studies to meet their primary endpoints.
Other Operating Income
Other Operating Income was JPY 23.5 billion (JPY +9.6 billion and +68.8% AER, +68.6% CER). The increase was mainly due to higher gains from Divestment of Business in the six-month period ended September 30, 2025. Gains of JPY 17.9 billion were recognized on the completion of the sales of non-core products and MEPACT mainly in Europe and the Middle East & North Africa regions in the six-month period ended September 30, 2025, while a gain of JPY 6.1 billion was recognized on the completion of the transfer of the manufacturing operation of TACHOSIL in the six-month period ended September 30, 2024.
Other Operating Expenses
Other Operating Expenses were JPY 73.1 billion (JPY -5.4 billion and -6.9% AER, -4.9% CER). The decrease was primarily due to JPY34.2 billion reduction in restructuring expenses, mainly reflecting lower costs associated with the enterprise-wide efficiency program. It also reflected a decline in impairment losses for facilities, compared with the six-month period ended September 30, 2024. This decrease was largely offset by higher valuation reserve for pre-launch inventories recognized in the six-month period ended September 30, 2025.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
Operating Profit
As a result of the above factors, Operating Profit was JPY 253.6 billion (JPY -97.0 billion and -27.7% AER, -26.0% CER).
Net Finance Expenses
Net Finance Expenses were JPY 72.1 billion (JPY -21.2 billion and -22.7% AER, -21.6% CER). The decrease primarily reflects JPY 18.3 billion impairment loss recognized in the six-month period ended September 30, 2024, due to the classification of Teva Takeda Pharma Ltd. shares to the Assets Held for Sale.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 2.6 billion (JPY +1.4 billion and +109.7% AER, +85.3% CER).
Profit Before Tax
As a result of the above factors, Profit Before Tax was JPY 178.8 billion (JPY -77.2 billion and -30.1% AER, -28.1% CER).
Income Tax Expenses
Income Tax Expenses were JPY 66.3 billion (JPY -2.3 billion and -3.4% AER, -6.9% CER). The decrease was primarily due to a reduction of tax expenses recognized in connection with the reassessment of the recoverability of Deferred Tax Assets, partially offset by lower tax credits in the six-month period ended September 30, 2025.
Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 112.5 billion (JPY -74.9 billion and -39.9% AER, -35.8% CER) and Net Profit for the Period attributable to owners of the Company was JPY 112.4 billion (JPY -74.9 billion and -40.0% AER, -35.9% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
(ii) Results of Core Financial Measures (April 1 to September 30, 2025)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
In addition to the financial statements in accordance with IFRS, Takeda uses the concept of Core Financial Measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for additional information.

Results of Core Operations

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
			JPY Change	% Change	% Change
Core revenue	2,384.0	2,219.5	(164.5)	(6.9)%	(3.9)%
Core operating profit	719.9	639.2	(80.7)	(11.2)%	(8.8)%
Core net profit for the period	489.2	438.7	(50.5)	(10.3)%	(11.1)%
Core net profit for the period attributable to owners of the Company	489.1	438.6	(50.5)	(10.3)%	(11.1)%
Core EPS (yen)	310	279	(31)	(10.0)%	(10.8)%

Core Revenue
Core Revenue was JPY 2,219.5 billion (JPY -164.5 billion and -6.9% AER, -3.9% CER). The decrease was primarily attributable to a decrease in revenue in Neuroscience and unfavorable foreign exchange rates. The decrease in Neuroscience revenue was largely attributable to the continued impact from generic erosion of VYVANSE in the U.S. Takeda’s Growth and Launch Products* totaled JPY 1,143.0 billion (JPY +16.0 billion and +1.4% AER, +5.3% CER).
*    Takeda’s Growth and Launch Products
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit was JPY 639.2 billion (JPY -80.7 billion and -11.2% AER, -8.8% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
			JPY Change	% Change	% Change
Core revenue	2,384.0	2,219.5	(164.5)	(6.9)%	(3.9)%
Core cost of sales	(781.5)	(765.2)	16.3	(2.1)%	0.9%
Core selling, general and administrative (SG&A) expenses	(538.5)	(509.7)	28.9	(5.4)%	(2.0)%
Core research and development (R&D) expenses	(344.1)	(305.5)	38.7	(11.2)%	(7.5)%
Core operating profit	719.9	639.2	(80.7)	(11.2)%	(8.8)%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 765.2 billion (JPY -16.3 billion and -2.1% AER, +0.9% CER). The decrease was primarily due to the decrease in revenue and the appreciation of the Japanese yen, largely offset by higher costs resulting from a change in product mix, mainly reflecting the continued impact of generic erosion, particularly for VYVANSE in the U.S.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
Core Selling, General and Administrative (SG&A) Expenses
Core SG&A expenses were JPY 509.7 billion (JPY -28.9 billion and -5.4% AER, -2.0% CER). The decrease was primarily due to the appreciation of the Japanese yen and cost savings under the enterprise-wide efficiency program, which led mainly to reductions in personnel expenses.
Core Research and Development (R&D) Expenses
Core R&D expenses were JPY 305.5 billion (JPY -38.7 billion and -11.2% AER, -7.5% CER). The decrease was mainly due to cost reductions from the termination of certain development programs, the appreciation of the Japanese yen, and cost savings under the enterprise-wide efficiency program. This decrease was partially offset by incremental investments in late-stage pipelines.
Core Net Profit for the Period
Core Net Profit for the Period was JPY 438.7 billion (JPY -50.5 billion and -10.3% AER, -11.1% CER) and Core Net Profit attributable to owners of the Company was JPY 438.6 billion (JPY -50.5 billion and -10.3% AER, -11.1% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	FY2024 H1	FY2025 H1	AER		CER
			JPY Change	% Change	% Change
Core operating profit	719.9	639.2	(80.7)	(11.2)%	(8.8)%
Core finance income and (expenses), net	(73.3)	(67.1)	6.2	(8.4)%	(7.1)%
Core share of profit (loss) of investments accounted for using the equity method	1.6	(0.6)	(2.2)	―	―
Core profit before tax	648.3	571.5	(76.8)	(11.8)%	(9.3)%
Core income tax expenses	(159.1)	(132.8)	26.3	(16.5)%	(3.6)%
Core net profit for the period	489.2	438.7	(50.5)	(10.3)%	(11.1)%
Core net profit for the period attributable to owners of the Company	489.1	438.6	(50.5)	(10.3)%	(11.1)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 67.1 billion (JPY -6.2 billion and -8.4% AER, -7.1% CER).
Core Share of Profit (Loss) of Investments Accounted for Using the Equity Method
For the six-month period ended September 30, 2025, Core Share of Loss of Investments Accounted for Using the Equity Method was JPY 0.6 billion (JPY -2.2 billion). For the six-month period ended September 30, 2024, Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 1.6 billion.
Core Profit Before Tax
Core Profit Before Tax was JPY 571.5 billion (JPY -76.8 billion and -11.8% AER, -9.3% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 132.8 billion (JPY -26.3 billion and -16.5% AER, -3.6% CER). The decrease was primarily due to a reduction of tax expenses recognized in connection with the reassessment of the recoverability of Deferred Tax Assets, partially offset by lower tax credits for the six-month period ended September 30, 2025.
Core EPS
Core EPS was JPY 279 (JPY -31 and -10.0% AER, -10.8% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
(2) Consolidated Financial Position

	Billion JPY
	As of		Change
	March 31, 2025	September 30, 2025
Total Assets	14,248.3	14,470.3	222.0
Total Liabilities	7,312.4	7,338.6	26.2
Total Equity	6,936.0	7,131.7	195.7
Assets
Total Assets as of September 30, 2025 were JPY 14,470.3 billion (JPY +222.0 billion). Cash and cash equivalents increased (JPY +296.4 billion). Goodwill increased (JPY +107.3 billion) mainly due to the effect of foreign currency translation. Inventories increased (JPY +82.1 billion) primarily driven by higher work-in-process and finished goods related to PDT products and ENTYVIO, as well as the effect of foreign currency translation. These increases were partially offset by the decrease of Intangible Assets (JPY -332.3 billion) mainly due to amortization.

Liabilities
Total Liabilities as of September 30, 2025 were JPY 7,338.6 billion (JPY +26.2 billion). Total Bonds and Loans were JPY 4,645.3 billion*, which increased (JPY +130.1 billion) mainly due to the effect of foreign currency and the issuances of unsecured JPY denominated senior bonds and unsecured U.S. dollar-denominated senior guaranteed notes, offset by redemption and repayment of bonds and loans. This increase was partially offset by the decrease of Other Current Liabilities (JPY -90.8 billion) mainly due to the payment of accrued bonus.

* The carrying amount of Bonds was JPY 4,405.3 billion and that of Loans was JPY 240.1 billion as of September 30, 2025. The breakdown of Bonds and Loans' carrying amount is as follows:
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US Dollar Denominated Senior Notes (USD 500 million)	June 2015	June 2045	75.4
Unsecured US Dollar Denominated Senior Notes (USD 1,500 million)	September 2016	September 2026	218.8
Unsecured Euro Denominated Senior Notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	519.8
Unsecured US Dollar Denominated Senior Notes (USD 1,750 million)	November 2018	November 2028	257.8
Unsecured US Dollar Denominated Senior Notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,029.2
Unsecured Euro Denominated Senior Notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	622.6
Unsecured JPY Denominated Senior Bonds	October 2021	October 2031	249.6
Hybrid Bonds (Subordinated Bonds)	June 2024	June 2084	458.2
Unsecured US Dollar Denominated Senior Notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	438.8
Unsecured JPY Denominated Senior Bonds	June 2025	June 2030 ~ June 2035	183.6
Unsecured US Dollar Denominated Senior Notes (USD 2,400 million)	July 2025	July 2035 ~ July 2055	351.4
Total			4,405.3

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Bilateral Loans	March 2016 ~ April 2024	March 2026 ~ April 2031	200.0
Syndicated Hybrid Loans (Subordinated Loans)	October 2024	October 2084	40.0
Other			0.1
Total			240.1

On April 25, 2025, Takeda repaid JPY 10.0 billion in Bilateral Loans falling due. On June 12, 2025, Takeda issued JPY 184.0 billion in unsecured JPY denominated senior bonds (“JPY Bonds”) with maturity dates ranging from June 12, 2030, to June 12, 2035. The proceeds of the JPY Bonds were used to redeem commercial paper. Following this, on June 23, 2025, Takeda redeemed USD 800 million of unsecured U.S. dollar-denominated senior notes on their maturity date. Takeda has also rolled over USD 500 million Bilateral Loan, which was originally drawn down on March 31, 2025, on a monthly basis until July 3, 2025.
On July 2, 2025, Takeda issued unsecured U.S. dollar-denominated senior guaranteed notes (the "USD Notes") in an aggregate principal amount of USD 2,400 million with maturity dates of July 7, 2035 and July 7, 2055, through its indirect wholly owned finance subsidiary Takeda U.S. Financing, Inc. The proceeds of the USD Notes were primarily used to repay USD 500 million Bilateral Loan on July 3, 2025, and redeem commercial paper drawings in July 2025.
*Amounts presented in the above explanation for Bonds and Loans are based on the principal amount.

Equity
Total Equity as of September 30, 2025 was JPY 7,131.7 billion (JPY +195.7 billion). The increase of Other Components of Equity (JPY +253.4 billion) was mainly due to a change in currency translation adjustments reflecting the depreciation of the Japanese yen. This increase was partially offset by the decrease in Retained Earnings (JPY -38.9 billion), driven by the decrease of JPY 154.4 billion related to dividend payments, primarily offset by the increase of JPY 112.4 billion from Net Profit for the Period.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
(3) Consolidated Cash Flows

	Billion JPY
	FY2024 H1	FY2025 H1	Change
Net cash from operating activities	451.3	593.7	142.4
Net cash used in investing activities	(231.8)	(81.3)	150.5
Net cash from (used in) financing activities	206.3	(226.9)	(433.2)
Net increase in cash and cash equivalents	425.8	285.4	(140.3)
Cash and cash equivalents at the beginning of the year	457.8	385.1	(72.7)
Effects of exchange rate changes on cash and cash equivalents	(24.6)	10.9	35.5
Cash and cash equivalents at the end of the period	859.0	681.5	(177.5)
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 593.7 billion (JPY +142.4 billion). The increase was mainly due to favorable impacts from Changes in Assets and Liabilities primarily driven by changes in Trade and Other Receivables, as well as Trade and Other Payables. This increase was partially offset by unfavorable impacts resulting from Net Profit for the Period adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 81.3 billion (JPY -150.5 billion). The decrease was mainly due to a decrease in cash outflow used in Acquisition of Intangible Assets, Acquisition of Option to License, and Acquisition of Investments as well as an increase in Proceeds from Sales of Business, Net of Cash and Cash Equivalents Divested.
Net Cash from (used) in Financing Activities
Net Cash used in Financing Activities was JPY 226.9 billion (JPY +433.2 billion). The increase was mainly driven by lower net cash inflows from the issuance and repayments of bonds and long-term loans, as well as an increase in Acquisition of Treasury Shares during the six-month period ended September 30, 2025, and Proceeds from the Settlement of Cross Currency Interest Rate Swaps related to Bonds and Loans recorded during the six-month period ended September 30, 2024.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
(4) Outlook for the Fiscal Year Ending March 31, 2026
The full year consolidated forecast for the fiscal year ending March 31, 2026 (FY2025) has been revised from the forecast announced on May 8, 2025.
Takeda’s FY2025 H1 results are consistent with our expectations for core business progress in this year of transition to a new phase focusing on new product launches. Our updated full-year outlook reflects impairment charges associated with strategic pipeline decisions taken in Q2, as well as transactional FX.
Consolidated Forecast for the Fiscal Year Ending March 31, 2026 (FY2025)

			Billion JPY or percentage
	Original Forecast (May 8, 2025)	Revised Forecast (October 30, 2025)	JPY Change	% Change
Revenue	4,530.0	4,500.0	(30.0)	(0.7)%
Operating profit	475.0	400.0	(75.0)	(15.8)%
Profit before tax	307.0	243.0	(64.0)	(20.8)%
Net profit for the year (attributable to owners of the Company)	228.0	153.0	(75.0)	(32.9)%
EPS (JPY)	144.81	97.14	(47.66)	(32.9)%
Core revenue*	4,530.0	4,500.0	(30.0)	(0.7)%
Core operating profit*	1,140.0	1,130.0	(10.0)	(0.9)%
Core EPS (JPY)*	485	479	(6)	(1.2)%
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
[Revenue]
Takeda expects FY2025 revenue to be JPY 4,500.0 billion, a decrease of JPY 30.0 billion, or 0.7%, from the original forecast, mainly reflecting a revised forecast for ENTYVIO and a steeper than anticipated decline in VYVANSE sales in the U.S. due to generic erosion. These factors are partially offset by favorable overall changes in the assumptions of foreign exchange rates.
The Core Revenue forecast has been revised in the same way as the Revenue forecast.

[Operating Profit]
Operating Profit is expected to decrease by JPY 75.0 billion, or 15.8%, from the original forecast to JPY 400.0 billion, primarily due to an unfavorable product mix as a result of lower revenue from high margin products, headwinds from transactional foreign exchange rates for certain products, and an increased forecast of impairment losses on intangible assets associated with products. These factors are expected to be partially offset by additional cost savings within R&D, including from pipeline prioritization and the enterprise-wide efficiency program, with such savings anticipated to broadly materialize as reductions in operating expenses.
Core Operating Profit is expected to be JPY 1,130.0 billion, a decrease of JPY 10.0 billion, or 0.9%.

[Net Profit for the Year (attributable to owners of the Company)]
Net Profit for the Year (attributable to owners of the Company) is expected to be JPY 153.0 billion, a decrease of JPY 75.0 billion, or 32.9%, from the original forecast. Profit Before Tax is expected to decrease by JPY 64.0 billion, or 20.8%, to JPY 243.0 billion, primarily due to the decrease in Operating Profit, while net finance expenses are expected to decrease by JPY 11.0 billion, or 6.6%, to JPY 156.0 billion. While Profit Before Tax is expected to decrease, the tax expense is anticipated to remain at a similar level to the original forecast due to an increase of non-deductible expenses mainly from impairments as well as derecognition of deferred tax assets, resulting in an assumed effective tax rate of approximately 37%.
Reported EPS is expected to be JPY 97.14, a decrease of JPY 47.66, or 32.9%, and Core EPS is expected to be JPY 479, a decrease of JPY 6, or 1.2%.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
Major assumptions used in preparing the FY2025 Forecast

		Billion JPY or percentage
	Original Forecast (May 8, 2025)	Revised Forecast (October 30, 2025)
FX rates	Full Year	Full Year	H2
USD/JPY EUR/JPY RUB/JPY CNY/JPY BRL/JPY	150 JPY 160 JPY 1.7 JPY 20.5 JPY 25.9 JPY	147 JPY 170 JPY 1.8 JPY 20.5 JPY 27.0 JPY	148 JPY 174 JPY 1.8 JPY 20.8 JPY 27.8 JPY
Cost of sales	(1,540.0)	(1,590.0)
SG&A expenses	(1,100.0)	(1,095.0)
R&D expenses	(750.0)	(685.0)
Amortization of intangible assets associated with products	(500.0)	(497.0)
Impairment of intangible assets associated with products*2	(50.0)	(110.0)
Other operating income	10.0	27.0
Other operating expenses*3	(125.0)	(150.0)
Finance income and (expenses), net	(167.0)	(156.0)
Adjusted free cash flow*1, 4	750.0 to 850.0	600.0 to 700.0
Capital expenditures (cash flow base)*4	(270.0) to (320.0)	(400.0) to (450.0)
Depreciation and amortization (excluding intangible assets associated with products)	(216.0)	(220.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)*1	Mid teen%	Mid teen%
*1 Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
*2 Includes in-process R&D.
*3 Includes restructuring expense of JPY 56.0 billion in Revised Forecast, primarily related to the enterprise-wide efficiency program, compared with the Original Forecast of JPY 48.0 billion.
*4 Includes expected USD 1.2 billion upfront payment to Innovent Biologics Inc. in the Revised Forecast.

Management Guidance for the Fiscal Year Ending March 31, 2026 (FY2025)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2026 (FY2025) has been revised from the management guidance announced on May 8, 2025.

CER % Change*
	Original Management Guidance (May 8, 2025)	Revised Management Guidance (October 30, 2025)
Core revenue	Broadly Flat	Broadly Flat
Core operating profit	Broadly Flat	Low-single-digit % decline
Core EPS	Broadly Flat	Low-single-digit % decline
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
Other assumptions used in preparing the FY2025 Revised Forecast and the Management Guidance
•Reflect Takeda’s latest assumptions for the impact of tariffs, such as a 15% tariff on pharmaceutical products being imported into the U.S. from the European Union (EU) and Japan, as well as certain mitigation strategies including inventory management which Takeda is taking to minimize the impact. The impact from these tariff-related assumptions is expected to be immaterial.
•Assume global VYVANSE/ELVANSE sales of JPY 227.0 billion, a year-on-year decline of JPY 123.6 billion (35% decline at CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.
(5) Interim Dividend for Fiscal 2025
Takeda maintains its annual dividend projection of JPY 200 per share.
For the six-month period ended September 30, 2025, Takeda's Board of Directors approved the payment of an interim dividend of JPY 100 per share. The dividend will be paid from December 1, 2025.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Six-month Period Ended September 30,
	2024	2025
Revenue	2,384,028	2,219,481
Cost of sales	(781,265)	(764,736)
Selling, general and administrative expenses	(538,312)	(509,436)
Research and development expenses	(344,027)	(305,373)
Amortization and impairment losses on intangible assets associated with products	(305,245)	(336,793)
Other operating income	13,933	23,519
Other operating expenses	(78,537)	(73,101)
Operating profit	350,576	253,561
Finance income	34,793	118,154
Finance expenses	(128,145)	(190,296)
Share of loss of investments accounted for using the equity method	(1,247)	(2,615)
Profit before tax	255,976	178,804
Income tax expenses	(68,570)	(66,254)
Net profit for the period	187,406	112,550
Attributable to:
Owners of the Company	187,294	112,441
Non-controlling interests	112	108
Net profit for the period	187,406	112,550
Earnings per share (JPY)
Basic earnings per share	118.85	71.57
Diluted earnings per share	117.11	70.45

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,
	2024	2025
Net profit for the period	187,406	112,550
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(7,514)	27,311
Remeasurement of defined benefit pension plans	703	757
	(6,811)	28,067
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(452,433)	204,959
Cash flow hedges	26,304	16,611
Hedging cost	5,656	3,458
Share of other comprehensive loss of investments accounted for using the equity method	(101)	(260)
	(420,574)	224,768
Other comprehensive income (loss) for the period, net of tax	(427,385)	252,835
Total comprehensive income (loss) for the period	(239,979)	365,385
Attributable to:
Owners of the Company	(240,081)	365,288
Non-controlling interests	102	97
Total comprehensive income (loss) for the period	(239,979)	365,385

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2025	As of September 30, 2025
ASSETS
Non-current assets:
Property, plant and equipment	1,968,209	1,984,126
Goodwill	5,324,430	5,431,698
Intangible assets	3,631,560	3,299,225
Investments accounted for using the equity method	10,802	8,919
Other financial assets	351,124	365,413
Other non-current assets	70,282	70,531
Deferred tax assets	370,745	389,768
Total non-current assets	11,727,152	11,549,679
Current assets:
Inventories	1,217,349	1,299,486
Trade and other receivables	709,465	688,963
Other financial assets	20,476	58,192
Income taxes receivable	15,789	13,275
Other current assets	159,603	166,386
Cash and cash equivalents	385,113	681,486
Assets held for sale	13,397	12,832
Total current assets	2,521,192	2,920,620
Total assets	14,248,344	14,470,300

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)

	JPY (millions)
	As of March 31, 2025	As of September 30, 2025
LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	3,966,326	4,351,462
Other financial liabilities	550,900	545,763
Net defined benefit liabilities	135,429	144,101
Income taxes payable	317	2,307
Provisions	35,177	32,766
Other non-current liabilities	82,542	89,527
Deferred tax liabilities	35,153	33,029
Total non-current liabilities	4,805,844	5,198,955
Current liabilities:
Bonds and loans	548,939	293,858
Trade and other payables	475,541	438,985
Other financial liabilities	219,120	226,170
Income taxes payable	133,497	122,907
Provisions	533,140	551,523
Other current liabilities	596,283	505,483
Liabilities held for sale	—	729
Total current liabilities	2,506,521	2,139,655
Total liabilities	7,312,365	7,338,610
EQUITY
Share capital	1,694,685	1,694,759
Share premium	1,775,713	1,734,685
Treasury shares	(74,815)	(49,124)
Retained earnings	1,187,586	1,148,658
Other components of equity	2,351,915	2,605,315
Other comprehensive income associated with assets held for sale	—	(3,595)
Equity attributable to owners of the Company	6,935,084	7,130,697
Non-controlling interests	895	992
Total equity	6,935,979	7,131,690
Total liabilities and equity	14,248,344	14,470,300

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2024 (From April 1 to September 30, 2024)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024	1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729
Net profit for the period				187,294
Other comprehensive income (loss)					(452,523)	(7,514)
Comprehensive income (loss) for the period	—	—	—	187,294	(452,523)	(7,514)
Transactions with owners:
Issuance of new shares	18,064	18,064
Acquisition of treasury shares			(1,918)
Disposal of treasury shares		0	0
Dividends				(147,653)
Transfers from other components of equity				840		(137)
Share-based compensation		37,143
Exercise of share-based awards		(64,476)	28,348
Total transactions with owners	18,064	(9,269)	26,430	(146,813)	—	(137)
As of September 30, 2024	1,694,660	1,738,145	(24,829)	1,431,684	2,120,884	8,077

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2024	(63,896)	(15,930)	—	2,509,310	—	7,273,264	741	7,274,005
Net profit for the period				—		187,294	112	187,406
Other comprehensive income (loss)	26,304	5,656	703	(427,375)		(427,375)	(10)	(427,385)
Comprehensive income (loss) for the period	26,304	5,656	703	(427,375)	—	(240,081)	102	(239,979)
Transactions with owners:
Issuance of new shares				—		36,128		36,128
Acquisition of treasury shares				—		(1,918)		(1,918)
Disposal of treasury shares				—		0		0
Dividends				—		(147,653)		(147,653)
Transfers from other components of equity			(703)	(840)		—		—
Share-based compensation				—		37,143		37,143
Exercise of share-based awards				—		(36,129)		(36,129)
Total transactions with owners	—	—	(703)	(840)	—	(112,428)	—	(112,428)
As of September 30, 2024	(37,592)	(10,274)	—	2,081,095	—	6,920,754	843	6,921,597

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
Six-month period ended September 30, 2025 (From April 1 to September 30, 2025)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2025	1,694,685	1,775,713	(74,815)	1,187,586	2,419,978	4,757
Net profit for the period				112,441
Other comprehensive income (loss)					204,710	27,311
Comprehensive income (loss) for the period	—	—	—	112,441	204,710	27,311
Transactions with owners:
Issuance of new shares	74	74
Acquisition of treasury shares		(20)	(51,610)
Dividends				(154,411)
Transfers from other components of equity				3,042		(2,285)
Share-based compensation		36,219
Exercise of share-based awards		(77,301)	77,301
Transfer to other comprehensive income associated with assets held for sale					3,595
Total transactions with owners	74	(41,028)	25,691	(151,369)	3,595	(2,285)
As of September 30, 2025	1,694,759	1,734,685	(49,124)	1,148,658	2,628,283	29,782

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2025	(64,852)	(7,967)	—	2,351,915	—	6,935,084	895	6,935,979
Net profit for the period				—		112,441	108	112,550
Other comprehensive income (loss)	16,611	3,458	757	252,847		252,847	(11)	252,835
Comprehensive income (loss) for the period	16,611	3,458	757	252,847	—	365,288	97	365,385
Transactions with owners:
Issuance of new shares				—		148		148
Acquisition of treasury shares				—		(51,630)		(51,630)
Dividends				—		(154,411)		(154,411)
Transfers from other components of equity			(757)	(3,042)		—		—
Share-based compensation				—		36,219		36,219
Exercise of share-based awards				—		—		—
Transfer to other comprehensive income associated with assets held for sale				3,595	(3,595)	—		—
Total transactions with owners	—	—	(757)	553	(3,595)	(169,674)	—	(169,674)
As of September 30, 2025	(48,241)	(4,509)	—	2,605,315	(3,595)	7,130,697	992	7,131,690

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Six-month Period Ended September 30,
	2024	2025
Cash flows from operating activities:
Net profit for the period	187,406	112,550
Depreciation and amortization	384,672	366,618
Impairment losses	36,065	87,143
Equity-settled share-based compensation	36,940	35,262
Loss on sales and disposal of property, plant and equipment	2,457	916
Gain on divestment of business and subsidiaries	(6,376)	(17,929)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	2,172	989
Finance (income) and expenses, net	93,352	72,142
Share of loss of investments accounted for using the equity method	1,247	2,615
Income tax expenses	68,570	66,254
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables	(57,779)	38,286
Increase in inventories	(51,218)	(42,031)
Decrease in trade and other payables	(37,079)	(11,242)
Increase in provisions	12,527	8,533
Decrease in other financial liabilities	(17,455)	(5,309)
Other, net	(119,427)	(34,790)
Cash generated from operations	536,076	680,006
Income taxes paid	(89,081)	(91,891)
Tax refunds and interest on tax refunds received	4,272	5,535
Net cash from operating activities	451,267	593,651
Cash flows from investing activities:
Interest received	9,198	7,726
Dividends received	207	584
Acquisition of property, plant and equipment	(106,914)	(88,008)
Proceeds from sales of property, plant and equipment	38	6,385
Acquisition of intangible assets	(91,552)	(39,885)
Acquisition of option to license	(31,784)	—
Acquisition of investments	(27,734)	(229)
Proceeds from sales and redemption of investments	23,115	4,010
Acquisition of shares in associates	—	(623)
Proceeds from sales of shares in associates	—	686
Proceeds from sales of business, net of cash and cash equivalents divested	8,330	29,645
Payments for the settlement of forward exchange contracts designated as net investment hedges	(13,990)	(1,536)
Other, net	(738)	(82)
Net cash used in investing activities	(231,824)	(81,326)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)

	JPY (millions)
	Six-month Period Ended September 30,
	2024	2025
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(317,000)	(341,780)
Proceeds from issuance of bonds and long-term loans	984,460	526,060
Repayments of bonds and long-term loans	(284,019)	(125,385)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	46,880	—
Acquisition of treasury shares	(1,882)	(51,603)
Interest paid	(42,298)	(52,296)
Dividends paid	(147,309)	(154,082)
Repayments of lease liabilities	(23,375)	(22,318)
Other, net	(9,120)	(5,476)
Net cash from (used in) financing activities	206,336	(226,881)
Net increase in cash and cash equivalents	425,779	285,444
Cash and cash equivalents at the beginning of the year	457,800	385,113
Effects of exchange rate changes on cash and cash equivalents	(24,564)	10,929
Cash and cash equivalents at the end of the period	859,015	681,486

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2025 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2025.
Takeda calculated income tax expenses for the six-month period ended September 30, 2025, based on the estimated average annual effective tax rate.

(Operating Segment Information)
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(Significant Subsequent Events)
In October 2025, Takeda entered into a license and collaboration agreement with Innovent Biologics, Inc. ("Innovent") for the development, manufacturing and commercialization of two late-stage investigational medicines for solid tumors, IBI363 and IBI343, worldwide outside of China, Hong Kong, Macau and Taiwan. Takeda will also receive an exclusive option to license global rights outside of China, Hong Kong, Macau and Taiwan for IBI3001, an early-stage investigational medicine.
Takeda will make an upfront payment of USD 1,200 million upon closing of the transaction, which includes a minority equity investment in Innovent. The upfront payment will be funded through cash on hand. Regarding IBI363 and IBI343, Takeda may make potential milestone and royalty payments. Takeda and Innovent will co-develop IBI363 globally with a 60/40 (Takeda/Innovent) cost split. In addition, Takeda will lead and co-commercialize IBI363 in the U.S. with a 60/40 (Takeda/Innovent) profit or loss split. With respect to IBI3001, if the option is exercised, Takeda will make an option payment, as well as additional potential milestone and royalty payments. The transaction is subject to customary closing conditions, including regulatory approvals.